Exhibit 99.3

News Release

Sustainable Growth

HARVEST ENERGY TRUST ANNOUNCES CLOSING OF PLAN OF ARRANGEMENT
WITH KOREA NATIONAL OIL CORPORATION

Calgary, Alberta – December 22, 2009 – Harvest Energy Trust ("Harvest") (TSX:HTE.UN) (NYSE:HTE) is pleased to announce that the previously announced plan of arrangement (the "Arrangement") involving Korea National Oil Corporation ("KNOC") has closed today with the acquisition of all the issued and outstanding trust units by KNOC's Canadian subsidiary, KNOC Canada Ltd., for C$10.00 per unit.

As a result of the acquisition the Harvest trust units will be delisted from both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). The NYSE has advised that the trust units will cease trading on that exchange on or about December 23, 2009 and the TSX has advised that the trust units will cease trading on or about December 29, 2009.

The outstanding convertible debentures of Harvest remain listed on the TSX under the symbols HET.DB.B, HET.DB.D, HET.DB.E, HET.DB.F and HTE.DB.G. The 7 7/8 % senior notes of Harvest Operations Corp. ("HOC") also remain outstanding. As completion of the Arrangement constitutes a "change of control" under the indentures pursuant to which the convertible debentures and the senior notes were issued, Harvest and HOC, as applicable, will within the next 30 days make offers to purchase all outstanding convertible debentures and senior notes for cash consideration equal to 101% of the principal amount thereof plus accrued and unpaid interest. Such offers will be made in accordance with the provisions of the applicable indentures.

Concurrent with closing of the Arrangement HOC repaid approximately $600 million of existing bank indebtedness and entered into an amended $600 million credit facility with a syndicate of lenders.

Management of Harvest will continue to be led by John Zahary, President and Chief Executive Officer.

Harvest is a significant operator in Canada's energy industry offering unitholders exposure to an integrated structure with upstream (exploration, development & production of crude oil and natural gas) and downstream (refining & marketing of distillate, gasoline and fuel oil) segments. We focus on identifying opportunities to create and deliver value to unitholders through monthly distributions and unit price appreciation. Our upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business. Harvest trust units are traded on the TSX under the symbol "HTE.UN" and on the NYSE under the symbol "HTE".

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable, and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

Bennett Jones LLP acted as legal counsel for KNOC and Burnet, Duckworth & Palmer LLP represented Harvest in respect of the Arrangement.

ADVISORY

Certain information in this press release contains forward-looking information that involves risk and uncertainty. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:
John Zahary, President & CEO
Jason Crumley, Manager, Investor Relations

Corporate Head Office:
Harvest Energy
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca